SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 14D-9/A

(RULE 14d-101)

SOLICITATION/RECOMMENDATION STATEMENT

UNDER SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 3)

DUNE ENERGY, INC.

(Name of Subject Company)

DUNE ENERGY, INC.

(Name of Persons Filing Statement)

Common stock, par value $0.001 per share

(Title of Class of Securities)

265338707

(CUSIP Number of Class of Securities)

James A. Watt

Chief Executive Officer and President

Dune Energy, Inc.

777 Walker Street, Suite 2300

Houston, Texas 77002

713-229-6300

(Name, address and telephone numbers of person authorized to receive notices and communications on behalf of the persons filing statement)

With copies to:

William B. Nelson

Haynes and Boone, LLP

1221 McKinney Street, Suite 2100

Houston, TX 77010

Ph: (713) 547-2084

Fax: (713) 236-5557

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 3 (this “Amendment No. 3”) amends and supplements the Solicitation/ Recommendation Statement on Schedule 14D-9 (as amended and supplemented from time to time, the “Schedule 14D-9”), relating to the tender offer by Eos Merger Sub, Inc., a Delaware corporation (“Merger Subsidiary”) and a wholly owned subsidiary of Eos Petro, Inc., a Nevada corporation (“Parent”), to purchase all of the issued and outstanding shares of common stock of Dune Energy, Inc., a Delaware corporation (“Dune” or the “Company”), at a purchase price of $0.30 per share payable to the holder in cash, without interest thereon and less any applicable withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated October 9, 2014, a copy of which is attached as Exhibit (a)(1)(A) to the Tender Offer Statement on Schedule TO filed by Parent and Merger Subsidiary with the Securities and Exchange Commission on October 9, 2014 (as amended and supplemented from time to time, the “Schedule TO”), and in the related Letter of Transmittal, a copy of which is attached as Exhibit (a)(1)(B) to the Schedule TO.

Except as set forth below, the information set forth in the Schedule 14D-9 remains unchanged and is incorporated herein by reference as relevant to the items in this Amendment No. 3. Capitalized terms used but not defined herein have the meanings ascribed to them in the Schedule 14D-9.

ITEM 2.	IDENTITY AND BACKGROUND OF FILING PERSON.

Item 2, “The Identity and Background of Filing Person,” is hereby restated in its entirety. The following text is identical to that contained in the original Schedule 14d-9 except that (a) the third paragraph under the heading “Offer” has been added and (b) the paragraph immediately prior to the last paragraph under the heading “Offer” has been amended and restated.

Name and Address.

The name, business address and business telephone number of Dune, which is the subject company and the person filing this Statement, are set forth in “Item 1. Subject Company Information—Name and Address” above.

Offer.

This Statement relates to the tender offer by Eos Merger Sub, Inc., a Delaware corporation (“Merger Subsidiary”) and a wholly owned subsidiary of Eos Petro, Inc., a Nevada corporation (“Parent”), disclosed in a Tender Offer Statement on Schedule TO (as amended or supplemented from time to time, the “Schedule TO”) dated October 9, 2014, to purchase all of the issued and outstanding shares of Company Common Stock (each a “Share” and, collectively, the “Shares”), at a purchase price of $0.30 per share payable to the holder in cash (the “Offer Price”), without interest thereon and less any applicable withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated October 9, 2014 (as amended or supplemented from time to time, the “Offer to Purchase”), and in the related Letter of Transmittal (the “Letter of Transmittal,” which, together with the Offer to Purchase and any amendments or supplements from time to time thereto, constitute the “Offer”). The Offer to Purchase and the Letter of Transmittal are filed as Exhibits (a)(1) and (a)(2) hereto, respectively, and are incorporated herein by reference.

The Offer is being made pursuant to the Agreement and Plan of Merger, dated as of September 17, 2014, among Parent, Merger Subsidiary, and the Company (the “Merger Agreement”). The Merger Agreement provides that Parent, through Merger Subsidiary, will commence the Offer as promptly as practicable, and, in any event, no later than October 9, 2014. The Offer will expire on the 20th business day following and including the commencement date, unless extended in accordance with the terms of the Merger Agreement and the applicable rules and regulations of the SEC. Each Share accepted by Merger Subsidiary in accordance with the terms of the Offer will be exchanged for the right to receive the Offer Price. Parent will cause Merger Subsidiary to accept for payment, and Merger Subsidiary will accept for payment, all Shares validly tendered and not withdrawn, pursuant to the terms of the Offer, as soon as practicable after the expiration date of the Offer subject to satisfaction of the terms and conditions set forth in the Merger Agreement.

On November 6, 2014, the parties entered into an amendment to the Merger Agreement (the “Merger Agreement Amendment”) to extend Merger Subsidiary’s Offer until 12:00 midnight, New York City time, on November 20, 2014 to allow Merger Subsidiary to complete financing in order to fund the Offer and Merger.

Completion of the Offer is subject to certain minimum conditions (the “Minimum Tender Conditions”), including (i) that a majority of the Shares outstanding be validly tendered and not validly withdrawn prior to the expiration of the Offer; (ii) the absence of a material adverse effect on the Company; and (iii) certain other customary conditions. Pursuant to the Merger Agreement, if the Minimum Tender Conditions are satisfied but fewer than 90% of the outstanding Shares of the Company are tendered, the Company shall issue to Merger Subsidiary, and Merger Subsidiary shall purchase (the “Top-Up Option”), at a price per share equal to the Offer Price, up to a number of newly issued, fully paid and nonassessable Shares (the “Top-Up Option Shares”) that, when added to the number of Shares owned by Parent, Merger Subsidiary or their respective affiliates at the time of the Closing of the purchase of Top-Up Option Shares (after giving effect to the closing of the Offer), shall constitute one Share more than 90% of the total Shares outstanding immediately after the issuance of the Top-Up Option Shares; provided, however, that the Top-Up Option shall not be exercisable (i) if any law or judgment then in effect shall prohibit the exercise of the Top-Up Option or the delivery of the Top-Up Option Shares and (ii) unless Merger Subsidiary has accepted for payment all Shares validly tendered in the Offer and not withdrawn.

The Merger Agreement also provides that following completion of the Offer and the Top-Up Option, if applicable, the parties will complete a second-step merger, pursuant to which Merger Subsidiary will be merged with and into the Company (the “Merger”), with the Company surviving as a wholly-owned subsidiary of Parent (the “Surviving Corporation”). At the effective time of the Merger (the “Effective Time”), all remaining outstanding Shares not tendered in the Offer (other than Shares (i) owned by Parent, Merger Subsidiary, the Company and any of their respective subsidiaries or (ii) for which appraisal has been properly demanded and perfected under Delaware law), will be converted into the right to receive an amount in cash equal to the Offer Price and on the terms and conditions set forth in the Merger Agreement.

Options and warrants to purchase Shares that are outstanding, whether or not vested, immediately prior to the Effective Time, will be canceled and converted automatically into the right to receive, in exchange for the cancellation of such options or warrants, an amount of cash, without interest, equal to the product obtained by multiplying (x) the aggregate number of Shares that were issuable upon exercise of such option or warrant immediately prior to the Effective Time and (y) the Offer Price, less the per Share exercise price of such option or warrant. Each outstanding restricted share, restricted share unit and deferred stock unit of the Company will be canceled and converted into the right to receive an amount in cash equal to the Offer Price.

The closing of the Merger is subject to customary closing conditions, but neither the Offer nor the Merger is subject to a financing condition. In addition, Parent has provided the Company with a limited guarantee in favor of the Company guaranteeing the payment and performance owed by Merger Subsidiary pursuant to the Merger Agreement. If Merger Subsidiary achieves ownership of 90% of the outstanding Shares through the Offer and any subsequent offering period, including any exercise of the Top-Up Option described above, it may affect the Merger as a short-form merger pursuant to Delaware law without a vote or any further action by the Company stockholders. Otherwise, the approval of the Company’s stockholders holding a majority of the Shares will be required to approve the Merger. In this event, the Company will call and convene a special stockholder’s meeting to obtain this approval, and Merger Subsidiary will vote all Shares it acquires pursuant to the Offer and subsequent offering period, if any, in favor of the adoption of the Merger, thereby assuring approval.

Parent and the Company have made customary representations, warranties and covenants in the Merger Agreement. The Company has agreed to use commercially reasonable efforts to carry on its business in the usual, regular and ordinary course in substantially the same manner as previously conducted, including not taking certain specified actions, prior to consummation of the Merger.

The Company has also agreed not to solicit alternative transactions or to provide information or enter into discussions in connection with alternative transactions, but still may, on the terms and subject to the conditions of the Merger Agreement, respond to any unsolicited alternative acquisition proposal that constitutes, or the Company’s board of directors (the “Company Board”) determines would reasonably be expected to lead to, a Superior Proposal (as defined in the Merger Agreement), and if the Company Board determines in good faith that the failure to take such action could reasonably likely result in a breach of its fiduciary duties.

The Merger Agreement contains certain termination rights by Parent and the Company, including, with respect to the Company, in the event that the Company receives a Superior Proposal. In connection with the termination of the Merger Agreement under specified circumstances, including with respect to the acceptance of a Superior Proposal by the Company, the Company may be required to pay Parent a termination fee equal to $3.5 million. Additionally, in connection with the termination of the Merger Agreement under specified circumstances, including with respect to the failure of Parent to obtain the financing to complete the Offer and Merger, Parent may be required to pay the Company a termination fee equal to $5.5 million. The Merger Agreement also provides that the Company may specifically enforce Parent’s and Merger Subsidiary’s obligations under the Merger Agreement.

The initial expiration date for the Offer was 12:00 midnight, New York City time, on November 6, 2014, which has been extended to 12:00 midnight, New York City time, on November 20, 2014 pursuant to the Merger Agreement Amendment, and is subject to further extension in certain circumstances as required or permitted by the Merger Agreement and applicable law. Either party may terminate the Merger Agreement if the Offer is not consummated on or before December 31, 2014, subject to certain restrictions set forth in the Merger Agreement.

Parent has formed Merger Subsidiary solely for the purpose of engaging in the transactions contemplated by the Merger Agreement, including the Offer and the Merger. To date, Merger Subsidiary has not carried on any activities other than those related to its formation, the Merger Agreement, the Offer and the Merger. According to the Offer to Purchase filed by Merger Subsidiary as Exhibit (a)(1)(A) to the Schedule TO, the business address and telephone number of Parent and Merger Subsidiary are 1999 Avenue of the Stars, Suite 2520, Los Angeles, California 90067, (310) 552-1555.

ITEM 4.	THE SOLICITATION OR RECOMMENDATION.

Item 4, “The Solicitation or Recommendation,” is hereby restated in its entirety. The following text is identical to that contained in the original Schedule 14d-9 except that the three paragraphs immediately prior to the last paragraph under the heading “Background of the Offer and the Merger; Reasons for Recommendation–Background of the Offer and the Merger” have been added.

Solicitation or Recommendation.

On September 17, 2014, after careful consideration and a thorough review of the Offer and the Merger with its outside legal and financial advisors, the Company Board, at a meeting duly called and held, by unanimous vote of all directors:

•	determined that the Merger Agreement and the transactions contemplated thereby, including the Offer, the Top-Up Option (as defined in “Item 8. Additional Information—Top-Up Option”) and the Merger, are advisable, fair to and in the best interests of the Company and its stockholders;

•	approved the Merger Agreement and the transactions contemplated thereby, including the Offer, the Top-Up Option and the Merger, in accordance with the requirements of the DGCL;

•	declared the Merger Agreement and the transactions contemplated thereby, including the Offer, the Top-Up Option and the Merger, advisable, fair to and in the best interests of the holders of Company Common Stock; and

•	resolved to recommend that the Company’s stockholders accept the Offer and tender their shares of Company Common Stock to Merger Subsidiary pursuant to the Offer; and adopt the Merger Agreement.

ACCORDINGLY, THE COMPANY BOARD UNANIMOUSLY RECOMMENDS THAT THE STOCKHOLDERS ACCEPT THE OFFER AND TENDER THEIR SHARES PURSUANT TO THE OFFER AND, IF A VOTE TO ADOPT THE MERGER AGREEMENT IS REQUIRED BY THE DGCL, VOTE THEIR SHARES TO ADOPT THE MERGER AGREEMENT.

A copy of the press release communicating the Company Board’s recommendation is attached hereto as Exhibit (a)(6).

Background of the Offer and the Merger; Reasons for Recommendation.

Background of the Offer and the Merger

From time to time, the Company Board, with input from senior management, has engaged in reviews and discussions of the Company’s long-term strategies and objectives, considering ways in which the Company might enhance stockholder value and performance in light of competitive and other relevant factors. Generally, these reviews have centered on strategies to improve the Company’s existing operations and to pursue prospects for potential acquisitions and joint venture transactions. From time to time, these assessments included discussions and analyses of potential merger transactions as a means to enhance or improve stockholder value.

Since the Company’s financial restructuring on December 22, 2011, the Company has financed its leasehold acquisitions and drilling program primarily with debt. The Company also raised $50 million through the issuance of new equity to the Company’s institutional shareholders. Difficult industry economic conditions, fluctuations in oil and natural gas prices and certain drilling difficulties precluded the Company from raising any additional equity capital to reduce its debt levels. The Company Board and senior management determined that the Company’s highly leveraged profile and lack of success in accessing sources of additional capital or deleveraging transactions on prudent terms would continue to limit the Company’s ability to maximize the ultimate potential value of its asset base for its stockholders.

With the support of the Company Board, since the restructuring, the Company has engaged in numerous exploratory discussions with independent exploration and production companies regarding potential joint ventures or other strategic transactions. The Company’s senior management also has had interaction with investment banks and other professional advisors with respect to potential transaction opportunities, from both the acquisition and divestiture perspectives. These discussions did not lead to the consummation of any transactions.

In early 2013, the Company Board determined to explore certain strategic alternatives in light of the Company’s continued need for capital, particularly to meet its liquidity needs, complete its drilling program, and address the fact that the covenants and other provisions in the Company’s senior credit facility would constrain the Company’s ability to access sufficient funds to execute its business plan and grow the business, as well as its potential inability to comply with such covenants. The Company Board decided to seek a financial advisor to evaluate the various strategic alternatives to maximize value for its stockholders, including the potential sale of the Company, and to evaluate the potential return for stockholders for each strategy.

On April 25, 2013, after interviewing several firms, the Company engaged Perella Weinberg Partners LP (“Perella”) to act as financial advisor to the Company Board in the review of strategic alternatives including the potential acquisition of a privately-owned E&P company with operations similar to those of the Company (the “acquisition candidate”). Perella worked with the senior management of the Company to refine their understanding of the Company’s finances, business and prospects. The Company’s senior management and Perella also developed a list of potential buyers.

Throughout 2013, the Company attempted to negotiate a combination transaction with the acquisition candidate but was unsuccessful.

On November 8, 2013, the Company Board engaged Haynes and Boone, LLP (“Haynes and Boone”) to act as the Company’s corporate counsel.

At meetings of the Company Board on December 10, 2013, January 27, 2014 and March 6, 2014, senior management discussed with the Company Board the financial projections of the Company that had been provided to Perella. Perella provided the Company Board with an overview of, among other things, the Company’s financial and liquidity position, the historical and current trading multiples of the Company’s common stock and the common stock of other comparable companies engaged in the upstream oil and gas business and the status of potential alternatives to a possible sale of the Company, including the Company partnering with a private equity fund, acquiring companies with a similar asset base (including the acquisition candidate), conducting equity or debt financings, negotiating an equity for debt exchange with current noteholders and the Company maintaining the status quo. Perella also updated the Company Board on the prospective buyers that had been contacted, non-disclosure/standstill agreements that had been signed, meetings Perella had with such parties and ongoing discussions with the acquisition candidate.

In addition, at the December 10, 2013 meeting, the Company Board held an executive session of the independent directors for the purpose of discussing the various strategic alternatives presented and deciding whether to pursue one or more of the proposed alternatives. After their discussion, the independent directors determined to continue moving forward with a process to seek a buyer for the Company, while also continuing to pursue the other avenues, including a potential high-yield debt offering and a possible transaction with the acquisition candidate. The members of the Company Board also discussed with the Company’s advisers the potential advantages and disadvantages of conducting the sales process in a confidential manner compared with a publicly-announced process. After the discussion, the Company Board decided to conduct a confidential strategic alternatives process.

Beginning in December, 2013 and over the course of several months, Perella contacted a total of forty-five prospective strategic and financial buyers for the Company. Thirty of the companies declined to consider an acquisition of or merger with the Company. Fifteen of the companies expressed an interest in considering an acquisition and proceeded with non-disclosure/standstill agreements, one of which was Parent. Additional information concerning the Company was made available to Parent and the other companies that entered into non-disclosure/standstill agreements.

During the January 27, 2014 meeting, Haynes and Boone reviewed with the Company Board their fiduciary duties under Delaware law. Perella updated the Company Board on the various strategic alternatives it was pursuing on the Company’s behalf.

In February of 2013, Michael Bodino of Global Hunter Securities, LLC (“Global Hunter”) contacted Mr. Watt to set up an introductory meeting between Mr. Nikolas Konstant, Chief Financial Officer and Chairman of the Board of Parent, to discuss a potential merger or sale opportunity with the Company. Later in February 2013, Mr. Nikolas, Mr. Watt and Mr. Smith held an introductory meeting in Houston, Texas to discuss Parent’s interest in potential acquisition opportunities in the Gulf Coast.

On March 6 and 7, 2014, the Company Board held meetings at which senior management provided the Company Board with an update on the Company’s liquidity situation, including the need for a capital infusion (or debt reduction) by June 30, 2014 to avoid a default on the Company’s senior credit facility, as well as the possibility that its senior lender may reduce the Company’s borrowing base to $37.5 million. Perella provided an overview of its discussions with three potential lenders. Perella also provided the Company Board with the current status of its strategic alternative efforts, and informed the Company Board of potential merger candidates that had signed non-disclosure/standstill agreements.

In March and May 2014, Mr. Konstant and Mr. Watt had several follow-up conversations, and Mr. Konstant invited Mr. Watt to a meeting at Parent’s offices in Los Angeles, California on May 13, 2014. At this meeting in Los Angeles, the parties discussed Parent’s continued interest in acquiring assets in the Gulf Coast, along with an experienced management team.

During May and June 2014, the Company received three preliminary, non-binding indications of interest. The first preliminary, non-binding indication of interest, was received from a potential strategic buyer (referred to as “Party A”), and was (i) for the purchase of all of the Company’s outstanding shares, and estimated the Company’s enterprise value at $125 million, (ii) payable in cash and stock and (iii) subject to a financing contingency. The second preliminary, non-binding indication of interest from a prospective strategic buyer (referred to as “Party B”), was (i) for the purchase of all of the Company’s outstanding shares and estimated the Company’s enterprise value at $119 million, (ii) payable in a combination of stock and cash consideration, (iii) assuming conversion of the Company’s senior secured notes for warrants to purchase equity of Party B and (iv) subject to a financing contingency. The third preliminary, non-binding indication of interest received from a prospective acquirer (referred to as “Party C”) was for the purchase of a portion of the Company’s assets in exchange for approximately $47 million in cash. All of the indications of interest received by the Company were subject to further due diligence and other qualifications. The Company Board authorized senior management and the Company’s advisors to continue discussions and negotiations with the three potential buyers. The Company Board also determined that, in the interest of obtaining the highest price for the Company and maximizing stockholder value, it was advisable for Perella to continue contacting additional potential financial and strategic buyers, maintain discussions with other interested buyers and solicit additional indications of interest.

On May 8, 2014 and June 4, 2014, the Company Board met with senior management and the Company’s advisers to review and assess the preliminary indications of interest received. Perella provided the Company Board with detailed background information on each of the potential buyers, and reviewed with the Company Board the terms of each proposal as well as the status of discussions. Subsequently, Party A and Party B withdrew their indications of interest as a result of financing related concerns, and the Company Board determined not to pursue a partial sale of its assets as set forth in the indication of interest by Party C.

During the June 4, 2014 Company Board meeting, Perella stated that the Company’s senior lender had indicated that it planned to reduce the Company’s borrowing base under its senior credit facility, which would severely restrict the Company’s liquidity and financial condition. Perella also advised the Company Board that the Company had executed non-disclosure agreements with five (5) potential financing sources, and that the Company had to date received four term sheets from potential lenders for a new first lien debt facility that could replace the existing senior credit facility. The Company Board authorized senior management to negotiate the terms of the most favorable term sheet on an expedited basis in an effort to secure new financing during the third quarter of 2014.

On June 11, 2014, Mr. Watt, Mr. Smith and Mr. Konstant held another meeting at Parent’s offices in Los Angeles and discussed a potential transaction between the Company and Dune. Mr. Watt and Mr. Konstant had several conversations over the next few weeks to discuss preliminary terms of an offer by Parent. Mr. Konstant indicated during these conversation that he estimated the enterprise value of the Company to be $125 million.

On July 9, 2014, Parent submitted a non-binding indication of interest for the purchase of all of the Company’s outstanding shares, estimating the Company’s enterprise value at $140 million. The indication of interest was subject to satisfactory completion of due diligence and the negotiation and execution of a definitive purchase agreement. The Company informed Parent that although it was interested in continuing discussions, it was not willing to enter into an exclusivity arrangement at that time.

On July 10, 2014, the Company Board met with senior management and representatives of Perella to discuss the status of the Company’s on-going strategic alternatives efforts. The Company had selected a potential lender, and such lender had commenced its diligence review. Perella also reviewed the status of negotiations with potential buyers that were in the process of completing their due diligence review of the Company. Senior management then discussed the Company’s ongoing discussions with its current lender, and reported that the lender had agreed to postpone reducing the Company’s borrowing base to $37.5 million until October 1, 2014.

On July 11, 2014, the Company and Parent entered into a non-disclosure agreement which restricted Parent’s disclosure and use of the Company’s confidential, non-public information and contained a two year standstill provision that, among other things, restricted the ability of Parent to acquire or seek to acquire the assets or securities of the Company without the Company Board’s consent. The foregoing description of the non-disclosure agreement does not purport to be complete and is qualified in its entirety by reference to the non-disclosure agreement, which is included as Exhibit (e)(2) hereto and is incorporated herein by reference.

In July 2014, the Company received three additional indications of interests from potential buyers. A potential strategic buyer (referred to as “Party E”) submitted a preliminary indication of interest for the purchase of all of the Company’s outstanding shares, and estimated the enterprise value of the Company in the range of $125 million to $135 million. Another prospective strategic buyer (referred to as “Party F”), submitted a preliminary indication of interest to purchase all of the Company’s assets and estimated the Company’s enterprise value at $70 million. A final prospective strategic buyer (referred to as “Party G”) submitted a preliminary, non-binding indication of interest, for the purchase of a portion of the Company’s assets in exchange for $30 million in cash.

The Company prepared a data room to include Company information including financial projections and budgets, reserves data and prospects for review by the various potential buyers that had entered into non-disclosure agreements with the Company, including Parent. The Company also responded to additional information requests from the potential buyers.

On July 18, 2014, the Company Board met with senior management and representatives of Perella to review and assess the additional preliminary indications of interest received by the Company. The Company determined not to proceed with Party F or Party G at that time given the depressed level of the initial proposals. Based on the comparative presentation by Perella of the indications of interest and the status of negotiations with all bidders, the Company Board authorized senior management to continue discussions with the two remaining interested buyers—Parent and Party E—including distribution of a draft merger agreement to such parties.

On July 18, 2014, the Company distributed a draft of a merger agreement to Parent and Party E for their respective consideration that contemplated a two-step merger including a tender offer. Party E did not provide comments to the draft merger agreement, nor did it indicate any intention to do so. Baker & Hostetler LLP (“Baker Hostetler”), counsel to Parent, sent a revised draft of the Merger Agreement to Haynes and Boone on July 25, 2014.

On August 5, 2014, representatives of Perella and Haynes and Boone provided Parent and Baker Hostetler with a revised draft of the Merger Agreement, which among other items, inserted the obligation for Parent to provide financing commitment letters to Dune and made clear that there was no financing contingency in the Merger Agreement.

On August 6, 2014, the Company entered into a new engagement letter with Perella to act as financial adviser in connection with a merger or sale transaction that replaced and superseded the April 25, 2013 agreement.

On August 7, 2014, the proposed new lender informed the Company that it would not be able to fund the loan on the original proposed terms due to continuing concerns with respect to the Company’s operational and financial performance.

On August 8, 2014, the Company Board met to review the status of bidder activity including negotiations with the potential buyers. Prior to the meeting, members of the Company Board received a draft of the merger agreement and a summary thereof. Perella provided the Company Board with an update of the exploration of strategic alternatives to date. Perella informed the Company Board that only Parent and Party E remained actively involved in the process, and that Parent was working to secure financing, while Party E was still conducting its due diligence review. Senior management and Perella also discussed with the Company Board the Company’s current liquidity position and indicated that the Company would have negative liquidity in September. Therefore, the Company would need to halt its drilling program without additional capital. Perella reminded the Company Board that the Company was in default of a financial covenant under its senior credit facility based on the Company’s financial results as of June 30, 2014, which may further impact the Company’s liquidity situation. Perella advised the Company Board that based on the proposed new lender’s due diligence and the Company’s current financial situation, the terms originally provided by such lender were no longer available, that any new proposal would most likely be revised significantly downward and that such financing would not meet the Company’s liquidity needs. Perella advised the Company Board that exploring other financing options would take considerable time and likely result in similar terms.

During the August 8, 2014 meeting, the Company Board reviewed with its advisers a summary of the proposed draft merger agreement with Parent, the tender offer and merger process and the timing of such processes, and the Company Board members’ fiduciary duties. The Company Board also discussed that both potential buyers indicated an intention to retain the Company’s management and employees in a potential transaction. Mr. Watt reaffirmed that he will recuse himself from any Company Board deliberations in the event of a conflict of interest and that, to the extent that any offer from a potential bidder requires his continued employment, negotiation of such employment arrangement will not occur until after the Company has entered into a definitive agreement with the merger candidate.

Based on the comparative presentation by Perella of the indications of interest and the value and other proposed terms of a transaction included in the indications of interest from Parent and Party E, the Company Board authorized the continued discussion and negotiation with the two prospective buyers in an effort to enter into a definitive agreement in connection with a merger transaction.

On August 14, 2014, the Company filed a quarterly report on Form 10-Q for the quarter ended June 30, 2014 with the SEC disclosing that the Company was seeking strategic alternatives including a merger or sale of the Company or its assets, and that the Company had engaged a financial advisor to assist in such efforts. The Form 10-Q also disclosed the Company’s financial covenant default under its credit facility and a going concern about whether the Company would be able to continue its operations.

On August 28, 2014, Parent provided the Company with an update of the status of Parent’s financing commitments and subsequently provided copies of its equity commitment letters and debt term sheet. Mr. Konstant also advised Mr. Watt at this time that due to the worsening financial condition of the Company as set forth in the Company’s quarterly report on Form 10-Q filed on August 14, 2014, Parent was lowering its offer price based on an estimated Company enterprise value of $135 million.

On September 9, 2014, representatives of Baker Hostetler provided Haynes and Boone with a revised draft of the Merger Agreement, adding the Top-Up Option and raising questions about certain remaining items, including the definition of “Permitted Liens” in the merger agreement and termination fees.

On September 10, 2014, representatives of Haynes and Boone distributed a further draft of the merger agreement proposing its position on the open issues.

On September 12, 2014, the Company Board met and reviewed the Company’s financial situation and the potential sales transaction with Parent and Party E. Senior management made a presentation to the Company Board on the Company’s financial status, including a reduction in proved reserves in the mid-year reserve report and lack of available capital. Senior management, the Company Board and its advisors also discussed the material terms of the Merger Agreement being negotiated with Parent, as well as the structure and timing of the two-step Merger, Offer and Top-Up Option, including Parent’s covenants to obtain financing for the transaction as well as the Company’s no shop covenant.

Perella provided to the Company Board an overview of the Company’s current position, which included the Company’s declining stock price performance over a 12 month period ending September 14, 2014, the Company’s liquidity situation and current default under its senior credit facility (which default was expected to be on-going), and stated that because of those factors, the Company should expect a reduced price in a sale transaction. Perella noted that the Company’s senior lender had indicated that it was willing to grant the Company a forbearance under the senior credit facility if the Company entered into a strategic transaction. Furthermore, Perella indicated that based on its forecasts, the Company would run out of operating cash in January 2015 even with severely reduced capital expenditures. In addition, Perella reiterated that the alternative debt financing proposal provided by the proposed new lender was no longer available and that any new proposal would be more onerous.

Perella provided transaction based valuation perspectives and a summary of the current negotiations with Parent, which contemplated an offer price of approximately $0.30 per share (which represented an implied enterprise value of $135.9 million), assumption of all Company liabilities and an anticipated transaction closing date of 30 to 45 days, assuming that Parent secured the requisite financing, which was expected to be a combination of debt and equity. Perella also indicated that discussions with Party E were on-going and Party E was continuing its due diligence review, but to date, Party E had not provided a formal offer.

Perella and the Company Board also discussed the conditionality of the Parent financing. Due to its concern regarding the lack of financing certainty for Parent, the Company Board requested that Mr. Watt attempt to negotiate enhanced protections in the event that Parent is unable to obtain financing, including the potential for collateral and personal guarantees.

On September 15, 2014, representatives of Baker Hostetler distributed a revised draft of the Merger Agreement to Haynes and Boone reflecting additional comments. Mr. Watt and Mr. Konstant met in Houston, Texas on September 15, 2014 and discussed and negotiated the final terms of the Merger Agreement, including a per share purchase price of $0.30.

Later in the day on September 15, 2014, representatives of Haynes and Boone distributed a further revised version of the Merger Agreement, which reflected a per share purchase price of $0.30. Subsequently, on September 15 and 16, 2014, representatives of Parent, the Company, Baker Hostetler and Haynes and Boone participated in a series of teleconferences to attempt to resolve the final issues and came to various agreements, which were incorporated into the Merger Agreement. Also on September 16, 2014, representatives of Haynes and Boone provided Parent and Baker Hostetler with requested additional documents and responses to comments on the Disclosure Letter.

On September 16 and 17, 2014, representatives of Baker Hostetler and Haynes and Boone finalized the Merger Agreement and drafts of corresponding documents announcing the Merger and Tender Offer.

On September 16 and 17, 2014, the Company Board held meetings to review the proposed acquisition of the Company by Parent on the terms set forth in the draft Merger Agreement previously presented to the Company Board. Senior management provided the Company Board with a detailed overview on the strategic transaction process undertaken by the Company in the previous months, the Company’s current liquidity situation and declining production, the status of negotiations with Parent, and Party E’s continuing due diligence review but failure to make a formal bid for the Company.

Senior management, the Company Board and the Company’s advisors discussed the revised provisions of the Merger Agreement since the September 12, 2014 meeting, including Parent’s agreement to pay a $5.5 million reverse termination fee in lieu of providing any collateral or guaranty with respect to its financing obligations, compared to the Company’s $3.5 million termination fee. The Company Board again reviewed its fiduciary duties under Delaware law and other material terms of the Offer, Merger and the draft Merger Agreement. Representatives of Perella presented their financial analysis of the proposed transaction. Thereafter, Perella rendered its oral opinion, subsequently confirmed in writing, as financial advisor to the Company Board, that as of the date of the opinion and based upon and subject to the various assumptions made, procedures followed, matters considered and qualifications and limitations set forth therein, the Offer Price of $.30 per share of Company Common Stock as consideration to be paid to the holders (other than Parent and its affiliates) of Company Common Stock pursuant to the Merger Agreement was fair, from a financial point of view to such holders, as more fully described under the section entitled “Opinion of the Company’s Financial Advisor–Opinion of Perella” below.

The Company Board considered the positive and negative factors and risks associated with the proposed transaction, as discussed in further detail in the section entitled “—Reasons for Recommendation” below. The independent members of the Company Board met in executive session to discuss the potential transaction with Parent.

On September 17, 2014, after further deliberations, the independent members of the Company Board upon unanimous vote resolved that the Merger Agreement, including the Offer, the Top-Up Option and the Merger, are fair to and in the best interests of the Company and its stockholders. Thereafter, the full Company Board also unanimously authorized, approved, and declared advisable the Merger Agreement, the Offer, the Top-Up Option and Merger. The Company Board also recommended the stockholders of the Company accept the Offer, tender their shares, and if required by applicable law, that the stockholders approve the Merger Agreement and the transactions contemplated thereby.

Following the Company Board’s meetings, the Merger Agreement was executed in the afternoon on September 17, 2014, and on the morning of September 18, 2014, the Company and Parent issued a joint press release announcing the transaction.

On September 25, 2014, the Company received a voicemail message from a potential strategic buyer (referred to as “Party H”) indicating an interest in making an offer superior to that made by Parent. Perella responded to the voicemail, and on September 30, 2014 received an unsolicited proposed non-binding letter of intent from Party H and an amended non-binding letter of intent on October 1, 2014, which subsequently expired. As of October 9, 2014, the Company’s advisors were analyzing the likelihood that Party H’s proposal would be reasonably likely to result in a Superior Proposal.

The Offer was commenced by Parent on October 9, 2014 and this Statement was filed that same day.

After the commencement of the Offer, on October 9, 2014, the Company Board determined in good faith (after taking into account the advice of its financial and legal advisors) at a meeting of the Company Board, that the unsolicited acquisition proposal received from Party H could reasonably be expected to result in a Superior

Proposal, as such term is defined in the Merger Agreement, requiring disclosure to Parent. The Company notified Parent of its determination on October 9, 2014. On October 9, 2014, the Company and Party H entered into a non-disclosure agreement, in substantially the same form as entered into with Parent, which restricts Party H’s disclosure and use of the Company’s confidential, non-public information and contained a two year standstill provision that, among other things, restricted the ability of Party H to acquire or seek to acquire the assets or securities of the Company without the Company Board’s consent.

On October 21, 2014, Party H informed the Company that it was no longer interested in pursuing the proposal set forth in the non-binding letter of intent it delivered to the Company on October 1, 2014. Consequently, the Company is no longer engaging in discussions with Party H with respect to a possible Superior Proposal.

On November 5, 2014, Parent informed the Company that Merger Subsidiary would not be able to complete the financing and consequently, would not be prepared to consummate the Offer, by the original expiration date of 12:00 midnight, New York City time, on November 6, 2014. Parent proposed the Merger Agreement Amendment to extend Merger Subsidiary’s offer until 12:00 midnight, New York City time, on November 20, 2014 to allow Merger Subsidiary to complete the financing in order to fund the Offer and Merger.

On November 6, 2014, the Company, Parent and Merger Subsidiary executed and delivered the Merger Agreement Amendment extending the expiration date to 12:00 midnight, New York City time, on November 20, 2014. A copy of the Merger Agreement Amendment has been filed as Exhibit (e)(5) to this Schedule 14D-9 and is incorporated herein by reference.

On November 7, 2014, Parent issued a press release announcing the extension of the Offer until 12:00 midnight, New York City time on November 20, 2014 and entering into the Merger Agreement Amendment. A copy of the press release has been filed as Exhibit (a)(9) to this Schedule 14D-9 and is incorporated herein by reference.

As of the date of this Schedule 14D-9, the Company Board continues to unanimously recommend that Company stockholders accept and tender their Shares pursuant to the Offer described in the Merger Agreement.

Reasons for Recommendation

In reaching the conclusions and in making the recommendation described in this Statement, the Company Board carefully and thoroughly considered the Offer, consulted with management of the Company and the Company’s independent financial advisor and legal counsel, and took into account numerous factors, including but not limited to the factors listed below. The Company Board has unanimously determined that the Offer is fair to and in the best interests of the stockholders other than Parent, Merger Subsidiary and their respective affiliates, for the reasons set forth below, and recommends that the stockholders tender their shares in response to the Offer.

The Company Board unanimously recommends that the stockholders tender their shares in response to the Offer for the following reasons:

1.	Substantial and Immediate Cash Value.

The Company Board unanimously determined that, after a lengthy, broad and comprehensive evaluation of strategic alternatives and based in part on the view of Perella, the Offer Price of $0.30 per share offered immediate and certain value and was fair, from a financial point of view, to the Company’s stockholders other than Parent, Merger Subsidiary and their respective affiliates.

2.	Opinion of Perella Weinberg Partners LP.

On September 16, 2014, Perella rendered its oral opinion, subsequently confirmed in writing, as financial advisor to the Company Board that, as of such date and based upon and subject to the various assumptions made, procedures followed, matters considered and qualifications and limitations set forth therein, the Offer Price of $.30 per share of Company Common Stock as consideration to be paid to the holders (other than Parent and its affiliates) of Company Common Stock pursuant to the Merger Agreement was fair, from a financial point of view, to such holders.

The full text of Perella’s written opinion, dated September 16, 2014, which sets forth, among other things, the assumptions made, procedures followed, matters considered and qualifications and limitations on the review undertaken by Perella, is attached as Annex I and is incorporated by reference herein. Holders of the Company Common Stock are urged to read Perella’s opinion carefully and in its entirety. The opinion does not address the Company’s underlying business decision to enter into the Merger Agreement or the relative merits of the Merger as compared with any other alternative which may have been available to the Company. The opinion does not constitute a recommendation to whether any holder of Company Common Stock should tender its shares of

Company Common Stock in the Offer or how such holder should vote or otherwise act with respect to the proposed Merger or any other matter and does not in any manner address the prices at which shares of the Company Common Stock will trade at any time. In addition, Perella expressed no opinion as to the fairness of the Merger and Offer to the holders of any other class of securities, creditors or other constituencies of the Company. Perella provided its opinion for the information and assistance of the Board in connection with, and for the purposes of its evaluation of, the Merger. This summary is qualified in its entirety by reference to the full text of the opinion. For further discussion of the Perella opinion, see “—Opinion of the Company’s Financial Advisor” below.

3.	Certainty of Value.

The fact that the Offer Price and the consideration to be received by the Company’s stockholders in the Offer and the Merger will consist entirely of cash, which will provide liquidity and certainty of value to the Company’s stockholders.

4.	Lack of Liquidity and Low Trading Volume.

The Company Board considered the financial terms in the Merger Agreement relative to the historical market prices, volatility and low trading volume with respect to the Shares. The Company Board considered that the Offer and the Merger will provide cash consideration to, and immediate liquidity for, the Company’s stockholders, whose ability to sell their shares of Common Stock has been adversely affected by the historically low trading volume for the Shares.

5.	The Company’s Operating and Financial Condition; Prospects of the Company.

The fact that in determining that the $0.30 per share offer is fair to the Company’s stockholders, the Company Board also took into account the Company’s recent financial performance and future prospects. In particular, the Company Board considered prospective risks to the Company, including the risks and uncertainties regarding (i) the Company’s ability to draw on its credit facility with the Bank of Montreal due to previous and future reductions in the Company’s borrowing base and the current default of such credit facility and the unlikelihood of curing such default in the immediate future; (ii) the Company’s ability to continue as a going concern; (iii) the uncertainty in the debt and capital markets and the Company’s ability to be able to raise alternative debt financing; (iv) the Company’s ability to exploit its reserve base and make necessary capital expenditures; and (vi) the “risk factors” set forth in the Company’s Form 10-K for the fiscal year ended December 31, 2013. The Company Board also considered the lender under the credit facility’s willingness to waive its remedies in connection with the Company’s default and to enter into a forbearance agreement in order to permit the Company to close the Merger.

6.	Arms’ Length Negotiations.

The Company Board’s belief that the terms of the Merger Agreement, including the parties’ representations, warranties, and covenants, and the conditions to their respective obligations to consummate the Offer and the Merger, are reasonable and are the product of arms’ length negotiations between the Company, with the assistance of its advisors, and Parent.

7.	Change of Recommendation; Fiduciary Termination Right.

In the event the Company receives an unsolicited alternative acquisition proposal that the Company Board determines would reasonably be expected to lead to a Superior Proposal (as defined in the Merger Agreement), the Company Board has the right, prior to the purchase of the Company Common Stock pursuant to the Offer, to withhold, withdraw, amend, modify or qualify its approval or recommendation to the Company stockholders of the Offer or the Merger, and the Company Board may terminate the Merger Agreement to accept a Superior Proposal, if the Company Board determines in good faith, after consultation with its outside legal counsel, that the failure to do so would reasonably be expected to constitute a breach of its fiduciary duties to the Company stockholders under Delaware law, the Company complies with certain procedures under the Merger Agreement, and the Company has not materially breached the provisions of the Merger Agreement relating to the ability of the Company Board to respond to unsolicited indications of interest and change its recommendations with respect to such Superior Proposal or any person making such Superior Proposal.

8.	Ability to Respond to Certain Unsolicited Indications of Interest.

The Merger Agreement provides for the ability of the Company Board to respond to indications of interest that did not result from a breach in any material respect of the non-solicitation obligations in the Merger Agreement, if (A) the Company Board determines in good faith (based on, among other things, the advice of its financial and legal advisors) that such proposal constitutes, or is reasonably likely to lead to, a proposal which the Company Board believes is more favorable to the Company’s stockholders, from a financial point of view, than the transactions contemplated by the Merger Agreement and contains conditions which are all reasonably capable of being satisfied in a timely manner, (B) the Company enters into a confidentiality with standstill provisions and (C) the Company concurrently discloses or makes available substantially the same information to Parent as it makes available to such person.

9.	Available Alternatives; Results of Discussions with Third Parties.

The Company Board considered the possible alternatives to the acquisition by Parent (including the possibility of being acquired by another company or continuing to operate the Company as an independent entity, and the desirability and perceived risks of those alternatives), the range of potential benefits to Company’s stockholders of those alternatives and the timing and likelihood of accomplishing the goals of such alternatives, as well as the Company Board’s assessment that none of those alternatives were reasonably likely to present superior opportunities for the Company Board to create greater value for the Company’s stockholders, taking into account risks of execution as well as business, competitive, industry and market risks. The Company Board also considered the ability of other parties to make a proposal to acquire at a higher price than proposed by Parent. The Company Board decided the proposal from Parent is the superior option available to the Company. The Company contacted 45 entities regarding a strategic combination, and of the seven proposals received by the Company, (i) three were low value asset deals that would not provide stockholders with optimal value, (ii) two bidders had already withdrawn their proposal, and (iii) another bidder immediately prior to the execution of the Merger Agreement was still conducting due diligence and had not provided any indication that a firm offer for the Company was forthcoming. The Company also considered alternative equity and debt financings; however, the Company was unable to consummate a financing prior to the covenant breach under its credit facility. As a result, a potential lender recently withdrew its debt financing proposal, and it is unlikely that the Company would be able find alternative debt financing sources on favorable terms to the Company that would provide sufficient liquidity. Given the Company’s position, the Company Board believes that the proposal from Parent is the best option currently available.

10.	Tender Offer Structure.

The fact that the transaction is structured as a tender offer, which can be completed, and the cash Offer Price can be delivered to the Company’s stockholders on a prompt basis, reducing the period of uncertainty during the pendency of the contemplated transactions, and the fact that the Merger Agreement provides for the Minimum Tender Condition to consummate a second-step merger in which the Company’s stockholders who do not tender their shares of Company Common Stock in the Offer will receive cash consideration equal to the Offer Price. If the number of shares of Company Common Stock tendered together with shares of the Company Common Stock owned by Parent, Merger Subsidiary and their respective affiliates represents a majority of outstanding Company Common Stock, then Merger Subsidiary must exercise the Top-Up Option to purchase an additional number of shares of Company Common Stock sufficient to cause Merger Subsidiary to own 90% of the shares of Company Common Stock outstanding after the Offer, which would permit Merger Subsidiary to close the Merger (as a short-form merger under Delaware law) more quickly than alternative structures. The fact that the Merger Agreement contains limited rights to terminate the Offer, and requires Merger Subsidiary to extend the Offer beyond the initial expiration date if the conditions to Merger Subsidiary’s obligations to close the Offer were not satisfied as of such date.

11.	Appraisal Rights.

The availability of statutory appraisal rights under the DGCL in the Merger for the Company’s stockholders who do not tender their shares of Company Common Stock in the Offer, who do not vote in favor of the adoption of the Merger Agreement, if applicable, and who otherwise comply with all the required procedures under Delaware law, which would allow such stockholders to seek appraisal of the fair value of their shares of Company Common Stock as determined by the Delaware Court of Chancery, and that any dilutive impact on the value of the shares of Company Common Stock as a result of the issuance of the Top-Up Option Shares will not be taken into account in any determination of fair value.

12.	Specific Performance and Reverse Termination Fee.

The Company Board considered that the Company would be entitled to seek specific performance or monetary damages, subject to the limitations and conditions in the Merger Agreement, in the event that Parent breaches the Merger Agreement or fails to complete the Offer when required to do so. The Company Board also considered that, in the event the transactions are not consummated, Parent in certain circumstances would be required to pay the Company a reverse termination fee of $5.5 million.

The Company Board also considered a variety of potentially negative factors in its deliberations concerning the Offer, the Merger and the Merger Agreement, including the following:

1.	No Stockholder Participation in Future Growth or Earnings.

The nature of the transaction as a cash transaction would prevent the Company’s stockholders from participating in any future earnings or growth of the Company and benefiting from any appreciation in the value of the Company.

2.	Taxable Consideration.

The fact that the all-cash consideration in the transaction generally would be taxable to the Company’s stockholders.

3.	Impact of Announcement on the Company.

The Company Board considered the effect of a public announcement of the transactions on the Company’s operations, stock price, customers and employees.

4.	Effects of Failure to Complete Transactions.

The risks and costs to the Company if the Offer does not close, including the diversion of management and employee attention away from the day-to-day operations of the Company, employee attrition and the effect on the Company’s relationships with vendors, customers, partners and others that do business with the Company, among other potential negative effects on the Company if the Offer is not completed.

5.	Interim Restrictions on Business.

The operational restrictions imposed on the Company pursuant to the Merger Agreement between signing and closing (which may delay or prevent the Company from undertaking business opportunities that may arise and other initiatives in the Company’s current business plan or any other action the Company would otherwise take with respect to the operations of the Company absent the pending completion of the transaction).

6.	Potential Conflicts of Interest.

The fact that the executive officers and directors of the Company may have interests in the transactions contemplated by the Merger Agreement that are different from, or in addition to, those of the Company’s stockholders. See “Item 3. Past Contacts, Transactions, Negotiations and Agreements—Arrangements with Executive Officers, Directors and Affiliates of the Company.”

7.	Termination Fee.

The terms and conditions of the Merger Agreement providing for a termination fee of $3.5 million, that could become payable by the Company under certain circumstances, including if the Company terminates the Merger Agreement to accept a Superior Proposal.

8.	Payment of Reverse Termination Fee.

The Company Board considered the reverse termination fee of $5.5 million that could become payable in the event that the Company elects to terminate the Merger Agreement under certain circumstances. Based on the assets of Parent, there is doubt about Parent’s ability to pay the reverse termination fee as Parent has insufficient cash on hand and does not own enough assets to pay the reverse termination fee in the event that Parent terminated the Merger Agreement under certain circumstances.

9.	No Solicitation.

The terms and conditions of the Merger Agreement restricting the Company’s ability to solicit competing proposals.

10.	Financing.

Parent plans to obtain additional financing for the proposed Offer from one or more debt and/or equity sources (the “Financing”). As of the date of the Offer, Parent has obtained conditional equity letters and a debt term sheet from several financing sources but has not obtained executed firm commitment letters from any financial institutions agreeing to finance the Offer. There is a possibility Parent is unable to obtain the required Financing for the Offer, and the Offer is unable to be completed.

11.	Litigation Risk.

An increased risk of litigation, including potential stockholder litigation in connection with the execution of the Merger Agreement and the consummation of the transaction. See “Item 8. Additional Information—Litigation.”

The Company Board concluded that the risks and other potentially negative factors associated with the Offer and the Merger were outweighed by the potential benefits of the Offer and the Merger.

The foregoing discussion of the information and factors considered by the Company Board is not meant to be exhaustive, but includes the material information, factors and analyses considered by the Company Board in reaching its conclusions and recommendations. The members of the Company Board evaluated the various factors listed above in light of their knowledge of the business, financial condition and prospects of the Company and considered the advice of the Company’s financial and legal advisors as well as management forecasts. In light of the number and variety of factors that the Company Board considered, the members of the Company Board did not find it practicable to assign relative weights to the foregoing factors. However, the recommendation of the Company Board was made after considering the totality of the information and factors involved. In addition, individual members of the Company Board may have given different weight to different factors. In light of the factors described above, the Company Board has unanimously determined that the Offer is in the best interest of the Company and its stockholders and unanimously recommends that the stockholders accept the Offer and tender their shares of Company Common Stock pursuant to the Offer.

Intent to Tender.

To the Company’s knowledge, after making reasonable inquiry, all of the Company’s executive officers, directors and affiliates currently intend to tender or cause to be tendered all shares of Company Common Stock held of record or beneficially by them pursuant to the Offer (other than shares of Company Common Stock as to which such holder does not have discretionary authority and shares of Company Common Stock which may be retained in order to facilitate estate and tax planning dispositions) and, if necessary, to vote such shares in favor of the adoption of the Merger Agreement.

Opinion of the Company’s Financial Advisor.

Opinion of Perella. The Company Board retained Perella to act as its financial advisor in connection with the proposed sale of the Company. The Company Board selected Perella based on Perella’s qualifications, expertise and reputation and its knowledge of the business and affairs of the Company and the industries in which the Company conducts its business. Perella, as part of its investment banking business, is continually engaged in performing financial analyses with respect to businesses and their securities in connection with mergers and acquisitions, leveraged buyouts and other transactions as well as for corporate and other purposes.

On September 16, 2014, Perella rendered its oral opinion, subsequently confirmed in writing, to the Company Board that, as of such date and based upon and subject to the various assumptions made, procedures followed, matters considered and qualifications and limitations set forth therein, the Offer Price of $0.30 in cash per share of the Company Common Stock to be received by the holders of the Company pursuant to the Merger Agreement was fair, from a financial point of view, to such holders.

The full text of Perella’s written opinion, dated September 16, 2014, which sets forth, among other things, the assumptions made, procedures followed, matters considered and qualifications and limitations on the review undertaken by Perella, is attached as Annex I and is incorporated by reference herein. Holders of the Company Common Stock are urged to read Perella’s opinion carefully and in its entirety. The opinion does not address the Company’s underlying business decision to enter into the Merger Agreement or the relative merits of the Merger as compared with any other alternative which may have been available to the Company. The opinion does not constitute a recommendation to whether any holder of Company Common Stock should tender its shares of Company Common Stock in the Offer or how such holder should vote or otherwise act with respect to the proposed Merger or any other matter and does not in any manner address the prices at which shares of the Company Common Stock will trade at any time. In addition, Perella expressed no opinion as to the fairness of the Merger and Offer to the holders of any other class of securities, creditors or other constituencies of the Company. Perella provided its opinion for the information and assistance of the Company Board in connection with, and for the purposes of its evaluation of, the Merger. This summary is qualified in its entirety by reference to the full text of the opinion.

In arriving at its opinion, Perella, among other things:

•	reviewed certain publicly available financial statements and other business and financial information with respect to the Company;

•	reviewed certain internal financial statements, analyses, forecasts (the “Company Forecasts”), and other financial and operating data relating to the business of the Company, in each case, prepared by management of the Company;

•	reviewed certain oil and gas reserve reports prepared by the Company’s third-party oil and gas reserves consultants with respect to the Company’s proved, probable and possible oil and gas reserves (the “Third Party Reserve Reports”) and certain oil and gas reserve reports prepared by the Company with respect to the Company’s proved, probable and possible oil and gas reserves (the “Management Reserve Reports,” and, collectively, with the Third Party Reserve Reports, the “Company Reserve Reports”);

•	discussed the past and current operations, financial condition and prospects of the Company, with management of the Company and the Company Board;

•	compared the financial performance of the Company with that of certain publicly traded companies which Perella believed to be generally relevant;

•	compared the financial terms of the Merger with the publicly available financial terms of certain transactions which Perella believed to be generally relevant;

•	reviewed the historical trading prices and trading activity for the Company Common Stock, and compared such price and trading activity of the Company Common Stock with that of securities of certain publicly traded companies which Perella believed to be generally relevant;

•	participated in discussions among representatives of the Company and Parent and their respective advisors;

•	reviewed a draft dated September 16, 2014 of the Merger Agreement; and

•	conducted such other financial studies, analyses and investigations, and considered such other factors, as Perella deemed appropriate.

In arriving at its opinion, Perella assumed and relied upon, without independent verification, the accuracy and completeness of the financial and other information supplied or otherwise made available to it (including oil and gas reserves and related data, as well as information that was available from generally recognized public sources) for purposes of its opinion and further relied upon the assurances of the management of the Company that, to their knowledge, information furnished by them for purposes of Perella’s analysis did not contain any material omissions or misstatements of material fact. With respect to the Company Forecasts, Perella had been advised by the management of the Company and assumed, with the consent of the Company Board, that they were reasonably prepared on bases reflecting the best currently available estimates and good faith judgments of the management of the Company as to the future financial performance of the Company and the other matters covered thereby and Perella expressed no view as to the assumptions on which they were based. In arriving at its opinion, Perella did not make any independent valuation or appraisal of the assets or liabilities (including any contingent, derivative or off-balance-sheet assets and liabilities) of the Company, nor was Perella furnished with any such valuations or appraisals (except the Company Reserve Reports), nor did Perella assume any obligation to conduct, nor did Perella conduct, any physical inspection of the properties or facilities of the Company. With respect to the Company Reserve Reports, with the Company Board’s consent, Perella had assumed that such data and analyses had been reasonably prepared in good faith on a basis reflecting the best currently available estimates and judgments of the management of the Company and the Company’s third-party oil and gas reserves consultants, as applicable, as to the oil and gas reserves and contingent oil and gas resources of the Company, and were a reasonable basis on which to evaluate the Company, and Perella expressed no opinion with respect to such Company Reserve Reports or the assumptions upon which they were based. Perella is not an expert in the evaluation of oil or gas reserves or properties and Perella expressed no view as to the reserve quantities, or the exploration, development or production (including, without limitation, as to the feasibility or timing thereof), of any oil or natural gas properties of the Company or any other entity. In addition, Perella did not evaluate the solvency of any party to the Merger Agreement, including under any state, federal or other laws relating to bankruptcy, insolvency or similar matters. The Company Board had informed Perella of, and Perella did take into account in arriving at its opinion, the Company’s liquidity position and potential capital requirements. Perella assumed that the final Merger Agreement would not differ in any material respect from the form of Merger Agreement reviewed by Perella and that the Merger would be consummated in accordance with the terms set forth in the Merger Agreement, without material modification, waiver or delay. In addition, Perella assumed that in connection with the receipt of all the necessary approvals of the proposed Merger, no delays, limitations, conditions or restrictions would be imposed that could have an adverse effect on the Company, Parent or the contemplated benefits expected to be derived in the proposed Merger. Perella relied as to all legal matters relevant to rendering its opinion upon the advice of counsel.

Perella’s opinion addressed only the fairness from a financial point of view, as of the date thereof, of the Offer Price to be received by the holders of the Company Common Stock pursuant to the Merger Agreement. Perella was not asked to, nor did it, offer any opinion as to any other term of the Merger Agreement or any other document contemplated by or entered into in connection with the Merger Agreement, or the form or structure of the Merger or the likely timeframe in which the Merger would be consummated. In addition, Perella expressed no opinion as to the fairness of the amount or nature of any compensation to be received by any officers, directors or employees of any parties to the Merger, or any class of such persons, whether relative to the Offer Price to be received by the holders of the Company Common Stock pursuant to the Merger Agreement or otherwise. Perella did not express any opinion as to any tax or other consequences that may result from the transactions contemplated by the Merger Agreement or any other related document, nor did its opinion address any legal, tax, regulatory or accounting matters, as to which it understood the Company had received such advice as it deemed necessary from qualified professionals.

Perella’s opinion was necessarily based on financial, economic, market and other conditions as in effect on, and the information made available to Perella as of, the date of its opinion. It should be understood that subsequent developments may affect Perella’s opinion and the assumptions used in preparing it, and Perella does not have any obligation to update, revise, or reaffirm its opinion. The issuance of Perella’s opinion was approved by a fairness committee of Perella.

Summary of Material Financial Analyses

The following is a summary of the material financial analyses performed by Perella and reviewed by the Company Board in connection with Perella’s opinion relating to the Merger and does not purport to be a complete description of the financial analyses performed by Perella. The order of analyses described below does not represent the relative importance or weight given to those analyses by Perella. Some of the summaries of the financial analyses include information presented in tabular format.

In order to fully understand Perella’s financial analyses, the tables must be read together with the text of each summary. The tables alone do not constitute a complete description of the financial analyses. Considering the data below without considering the full narrative description of the financial analyses, including the methodologies and assumptions underlying the analyses, could create a misleading or incomplete view of Perella’s financial analyses.

Selected Publicly Traded Companies Analysis. Perella reviewed and compared certain financial information for the Company to corresponding financial and reserve information, ratios and public market multiples for certain publicly-held companies in the petroleum exploration and production industry (the “E&P Industry”) with assets on the Gulf of Mexico coast or in the shallow water of the Gulf of Mexico, and whose operations are focused on vertical drilling and conventional oil & gas development. Although none of the following companies is identical to the Company, Perella selected these companies because they had publicly traded equity securities and were deemed to be similar to the Company in one or more respects, as described.

Selected Publicly Traded Companies

•	Stone Energy

•	Energy XXI

•	W&T Offshore

•	Contango

•	PetroQuest Energy

•	Saratoga Resources

For each of the selected companies, Perella calculated and compared financial information and various financial market and reserve multiples and ratios based on company filings for historical information and consensus third-party research estimates prepared by FactSet for forecasted information.

With respect to each of the selected companies, Perella reviewed enterprise value (“EV”) as of September 12, 2014 as a multiple of estimated earnings before interest, taxes, depreciation, depletion, amortization and exploration expenses (“EBITDAX”) for the calendar year 2014, the present value of proved developed producing reserves, net of estimated direct expenses, discounted at an annual discount rate of 10% (“PDP PV-10”), and the present value of proved reserves, net of estimated direct expenses, discounted at an annual discount rate of 10% (“1P PV-10”). For the purposes of Perella’s enterprise value analysis, Perella disregarded the high multiple of 1.8x for EV/1P PV-10 from the analysis of PetroQuest Energy, Inc.’s financial information as not meaningful in comparison to Dune because in the professional judgment of Perella, the 1P PV-10 measure does not adequately value natural gas reserves in comparison to oil reserves and PetroQuest Energy, Inc. and Dune hold substantially different mixes of reserves (as between natural gas and oil), with nearly all of PetroQuest Energy, Inc.’s reserves consisting of natural gas reserves. The results of these analyses are summarized in the following table:

	EV/2014E EBITDAX Multiple		EV/PDP PV-10 Multiple		EV/1P PV-10 Multiple
High	4.9	x	2.3	x	1.2
Low	3.2	x	1.2	x	0.5	x
Median	4.4	x	1.6	x	0.8	x
Average	4.2	x	1.6	x	1.0	x

In addition, with respect to each of the selected companies, Perella reviewed EV as of September 12, 2014 per barrel of oil equivalent (“boe”) of proved developed producing reserves (“PDP Reserves”), proved reserves (“1P Reserves”) and estimated calendar year 2014 production per day (“2014E Production”). For the purposes of Perella’s enterprise value analysis, Perella disregarded the high value of $94.47 EV/PDP Reserves from the analysis of Saratoga Resources, Inc.’s financial information as not meaningful in comparison to the Company in the professional judgment of Perella because Saratoga Resources, Inc. has a much lower ratio of proven developed producing reserves to proven reserves than the Company’s ratio of proven developed producing reserves to proven reserves. The results of these analyses are summarized in the following table:

	EV/PDP Reserves $/boe	EV/1P Reserves $/boe	EV/2014E Production $/boe/day
High	$54.73	$20.23	$89,594
Low	$24.25	$12.10	$37,770
Median	$40.01	$17.59	$48,660
Average	$47.03	$16.73	$54,945

Based on the ranges calculated above, Perella’s analyses of the various selected publicly-traded companies and on professional judgments made by Perella, Perella noted that this analysis implied an enterprise value for the Company of $98 million to $221 million based on PDP Reserves, $162 million to $270 million based on 1P Reserves, $91 million to $184 million based on PDP PV-10, $134 million to $309 million based on 1P PV-10, $49 million to $77 million based on 2014E EBITDAX and $67 million to $159 million based on 2014E Production, and compared those ranges to the resulting $136 million transaction equity value of the Company based on the Offer Price for all outstanding shares of Company Common Stock.

Although the selected companies were used for comparison purposes, no business of any selected company was either identical or directly comparable to the Company’s business. Accordingly, Perella’s comparison of selected companies to the Company and analysis of the results of such comparison was not purely mathematical, but instead necessarily involved complex considerations and judgments concerning differences in financial and operating characteristics and other factors that could affect the relative values of the selected companies and the Company.

Selected Transactions Analysis. Perella analyzed certain information relating to selected announced transactions in the E&P Industry (the transactions analyzed occurred between March 2012 and August 2014) with less than eighty percent oil, less than seventy percent proved developed reserves (or, if undisclosed, a lack of characterization of acquired assets as producing) and a transaction size between $75 million and $450 million. Perella selected the transactions because, in the exercise of its professional judgment, Perella determined the targets in such transactions to be relevant companies having operations similar to the Company. The selected transactions analyzed were the following:

Announcement Date	Acquiror	Target
August 2014	Vanguard	Hunt Oil
April 2014	Indigo	EP
March 2014	Undisclosed	Midstates

September 2013	Undisclosed	Halcon
August 2013	Shoreline	Manti
April 2013	Contango	Crimson
March 2013	Memorial Production Partners	Memorial Resources
January 2013	Hilcorp	Forest
September 2012	Memorial Production Partners	Goodrich
March 2012	Undisclosed	Comstock

For each of the selected transactions (except where not applicable), Perella calculated and compared the resulting EV in the transaction per barrel of oil equivalent of PDP Reserves, 1P Reserves and current daily production (“Daily Production”), as of the date of such transaction. The values for the selected transactions were based on publicly available information, including through IHS Herold, at the time of the relevant transaction, but for some of the selected transactions there was no such relevant publicly available information. The results of these analyses are summarized in the following table:

EV/Proved Reserves

	EV/PDP	EV/1P	EV/Daily Production
	$/boe	$/boe	$/boe/day
High	$40.16	$21.87	$95,314
Low	$11.37	$4.02	$29,545
Median	$21.39	$10.83	$62,177

Based on the ranges calculated above, Perella’s analyses of the various selected transactions and on professional judgments made by Perella, Perella noted that this analysis implied an enterprise value for the Company of $46 million to $162 million based on PDP Reserves, $54 million to $292 million based on 1P Reserves and $54 million to $175 million based on Daily Production, and compared those ranges to the resulting $136 million equity transaction value of the Company based on the Offer Price for all outstanding shares of Company Common Stock.

Although the selected transactions were used for comparison purposes, neither the selected transactions nor the companies involved in them were either identical or directly comparable to the Merger or the Company.

Net Asset Value Analysis of the Company. Perella conducted a net asset value analysis for the Company of the estimated standalone unlevered free cash flows that the Company could generate from the second half of FY2014 through FY2023, and calculated these unlevered free cash flows by calculating the asset level cash flows from PDP, proved developed non-producing reserves (“PDNP”), and proved undeveloped reserves (“PUD”) as of July 1, 2014 at NYMEX strip pricing and assuming $10.5 million of annual general and administrative expenses (which is equal to the Company’s estimated 2014 general & administrative expenses). To determine such present values, Perella utilized discount rates ranging from 15% to 25% based on estimates of the weighted average cost of capital of the Company, calculated by assuming a cost of equity of 25% based on the capital asset pricing model and an estimated cost of debt of 14.5% weighted based upon the range of the debt to capitalization ratio of the selected publicly traded companies. Estimates of unlevered free cash flows used for these analyses utilized the Company forecasts and the Company Reserve Reports. These analyses resulted in a reference range of implied enterprise values of $109 million to $137 million. Perella compared the range of implied present enterprise value of the Company to the resulting $136 million equity transaction value of the Company based on the Offer Price for all outstanding shares of Company Common Stock.

Miscellaneous

The preparation of a fairness opinion is a complex process and is not necessarily susceptible to partial analysis or summary description. Selecting portions of the analyses or of the summary set forth herein, without considering the analyses or the summary as a whole, could create an incomplete view of the processes underlying Perella’s opinion. In arriving at its fairness determination, Perella considered the results of all of its analyses and did not attribute any particular weight to any factor or analysis considered. Rather, Perella made its determination as to fairness on the basis of its experience and professional judgment after considering the results of all of its analyses. No company or transaction used in the analyses described herein as a comparison is directly comparable to the Company or the Merger.

Perella prepared the analyses described herein for purposes of providing its opinion to the Company Board as to the fairness, from a financial point of view, as of the date of such opinion, of the Offer Price to be received by the holders of the Company Common Stock pursuant to the Merger Agreement. These analyses do not purport to be appraisals or necessarily reflect the prices at which businesses or securities actually may be sold. Because these analyses are inherently subject to uncertainty, being based upon numerous factors or events beyond the control of the parties to the Merger Agreement or their respective advisors, none of the Company, Perella or any other person assumes responsibility if future results are materially different from those forecasted by third parties.

As described above, the opinion of Perella to the Company Board was one of many factors taken into consideration by the Company Board in making its determination to approve the Merger. Perella was not asked to, and did not, recommend the specific consideration to be received by the holders of Company Common Stock and as provided for in the Merger, which consideration was determined through arms’-length negotiations between Parent and the Company. Perella did not recommend any specific amount of consideration to the Company or the Company Board or that any specific amount of consideration constituted the only appropriate consideration for the Merger.

Pursuant to the terms of the engagement letter between Perella and the Company dated as of August 6, 2014, the Company agreed to pay to Perella customary compensation upon the consummation of the Merger or if the Company receives the Reverse Termination Fee. In addition, the Company agreed to reimburse Perella for its reasonable expenses, including attorneys’ fees and disbursements, and to indemnify Perella and related persons against various liabilities, including certain liabilities under the federal securities laws.

In the ordinary course of its business activities, Perella or its affiliates may at any time hold long or short positions, and may trade or otherwise effect transactions, for their own account or the accounts of customers or clients, in debt or equity or other securities (or related derivative securities) or financial instruments (including bank loans or other obligations) of the Company or Parent or any of their respective affiliates. During the two-year period prior to the date of Perella’s opinion, no material relationship existed between Perella and its affiliates and Parent pursuant to which compensation was received by Perella. During the two-year period prior to the date of Perella’s opinion, Perella and its affiliates provided certain strategic advisory services to the Company, for which Perella and its affiliates received compensation. Perella and its affiliates may in the future provide investment banking and other financial services to the Company, Parent, and their respective affiliates and in the future may receive compensation for the rendering of such services.

ITEM 9.	EXHIBITS.

The following Exhibits are filed herewith or incorporated herein by reference:

Exhibit No.	Description

(a)(1)	Offer to Purchase, dated October 9, 2014 (incorporated by reference to Exhibit (a)(1)(A) to the Schedule TO of Parent, filed with the Securities and Exchange Commission on October 9, 2014 (the “Schedule TO”)).

(a)(2)	Letter of Transmittal (incorporated by reference to Exhibit (a)(1)(B) to the Schedule TO).

(a)(3)	Notice of Guaranteed Delivery (incorporated by reference to Exhibit (a)(1)(C) to the Schedule TO).

(a)(4)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and other Nominees (incorporated by reference to Exhibit (a)(1)(D) to the Schedule TO).

(a)(5)	Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Nominees (incorporated by reference to Exhibit (a)(1)(E) to the Schedule TO).

(a)(6)	Joint Press Release, dated October 9, 2014 (incorporated by reference to Exhibit 99.1 to the Company’s Current Report on Form 8-K filed with the Securities and Exchange Commission on October 9, 2014).

(a)(7)	Joint Press Release, dated September 18, 2014 (incorporated by reference to Exhibit (a)(5)(A) to the Schedule TO).

(a)(8)	Opinion of Perella Weinberg Partners LP, dated September 16, 2014 (incorporated by reference to Annex I to the Schedule 14D-9 filed with the Securities and Exchange Commission on October 9, 2014).

(a)(9)	Press Release issued by Parent, dated November 7, 2014 (incorporated by reference to Exhibit (a)(5)(D) to the Schedule TO/A filed with the SEC on November 7, 2014).

(e)(1)	Agreement and Plan of Merger, dated as of September 17, 2014, by and among Parent, Merger Subsidiary, and the Company (incorporated by reference to Exhibit 2.1 to the Company’s Current Report on Form 8-K filed with the Securities and Exchange Commission on September 18, 2014).

(e)(2)	Confidentiality Agreement, dated as of July 11, 2014, by and between Company and Parent (incorporated by reference to Exhibit (e)(2) to the Schedule 14D-9 filed with the Securities and Exchange Commission on October 9, 2014).

(e)(3)	Employment Agreement effective as of October 1, 2012, as amended, between the Company and James A. Watt (incorporated by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K filed with the Securities and Exchange Commission on September 25, 2012).

(e)(4)	Employment Agreement effective as of October 1, 2012, as amended, between the Company and Frank Smith (incorporated by reference to Exhibit 10.2 to the Company’s Current Report on Form 8-K filed with the Securities and Exchange Commission on September 25, 2012).

(e)(5)	Amendment to the Agreement and Plan of Merger, dated November 6, 2014, by and among Parent, Merger Subsidiary, and the Company.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

DUNE ENERGY, INC., a Delaware corporation

Dated: November 7, 2014	By:	/s/ JAMES A. WATT
James A. Watt
President and Chief Executive Officer